NXT ANNOUNCES CONTRACT COMPLETION AND EXPANSION OF MARKETING ACTIVITIES

CALGARY, ALBERTA, February 7, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), is pleased to announce the completion of a  US $2.9 million survey contract and commencement of SFD® survey operations in Argentina.

Operations:

NXT has recently delivered its final reports to a major exploration and production company for a US $2.9 million survey contract covering four separate exploration blocks in Colombia.  NXT has now commenced data acquisition operations on its previously announced US $1.7 million SFD® survey contract in Argentina.  This is a new foothold for NXT, and is another emerging market that has high potential for using NXT’s revolutionary survey technology, which is ideally suited for frontier areas.  Progress billings of US $500,000 have been received on the Argentina survey, and the remaining final progress billings of approximately US $1.3 million have now been issued on the Colombia project.  This is in addition to the initial progress billings of US $1.6 million that were received in December, 2011.

Marketing and Sales:

NXT is pleased to announce that it has retained two separate independent sales agents to advance its presence in Latin America and to penetrate the market in Mexico. The agents have long term relationships with numerous of NXT’s key target clients.

Also, as part of Company’s marketing efforts, NXT will be attending, exhibiting and/or presenting at various conferences this year, which in the short term include:

1.

Shale Gas & Tight Oil Argentina 2012 in Buenos Aires (Jan 24-26)

2.

International Petroleum Technology Conference in Bangkok Thailand (Feb 7-9),

3.

North American Prospect Exhibition in Houston, Texas (Feb 21-23)

4.

NGO&G Africa, Cape Town, South Africa (Feb 28 – Mar 1)

5.

Arctic Oil and Gas Conference, Calgary, Alberta (Mar 13-14)

6.

Colombia Oil and Gas Conference, Cartagena, Colombia (Mar 13-16)

7.

Rio Gas Forum, Rio De Janeiro, Brazil (Mar 21-23)

George Liszicasz, NXT’s President & CEO, noted “I am very pleased with our progress. We are capitalizing on our recent successes in South America and paying close attention to other emerging opportunities in North America and the Arctic. At the same, we continue exploring new opportunities in Mexico and Latin America. These expanded sales and marketing efforts will enable NXT to take advantage of our recent successes and drive revenue growth to new highs in 2012”.

NXT also advises that it has issued 150,000 stock options to a newly hired officer of the Company.  The options have an exercise price of $0.89 per share, a five year term, and will vest over 3 years.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys. The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intended”, “anticipate”, “expected” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

For further information contact:

Greg Leavens, VP Finance & CFO	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 206-0805	Tel: (403) 218-2833
gleavens@nxtenergy.com	jdietz@equicomgroup.com
www.nxtenergy.com

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